UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Hayward Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

421298100

(CUSIP Number)

September 11, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 421298 100	Page 1 of 3 Pages

1	NAMES OF REPORTING PERSONS MSD Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 27,307,732
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 27,307,732

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 27,307,732
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.7% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The percentages used herein are calculated based upon 215,128,093 shares of the issuer’s common stock outstanding as of July 26, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2024.

CUSIP NO. 421298 100	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS Michael S. Dell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 29,707,732
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 29,707,732

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,707,732
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 13.8% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)

The percentages used herein are calculated based upon 215,128,093 shares of the issuer’s common stock outstanding as of July 26, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2024.

CUSIP NO. 421298 100	Page 3 of 3 Pages

1	NAMES OF REPORTING PERSONS MSD Portfolio L.P. – Investments
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 17,036,176
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 17,036,176

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,036,176
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.9% (1)
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

(1)

The percentages used herein are calculated based upon 215,128,093 shares of the issuer’s common stock outstanding as of July 26, 2024, as reported in the issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on July 30, 2024.

EXPLANATORY NOTE

This Amendment No. 1 (this “Amendment”) is filed solely to correct the amounts of securities reported as beneficially owned in the Schedule 13G filed on September 23, 2024 by the Reporting Persons (as amended, the “Schedule 13G”).

Unless otherwise indicated, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Schedule 13G. With the exception of the changes indicated below, the Schedule 13G is unchanged.

Item 2(a) Name of Person Filing:

This Schedule 13G is being jointly filed by and on behalf of each of MSD Capital, L.P. (“MSD Capital”), Michael S. Dell and MSD Portfolio L.P. – Investments (“MSD Investments”) with respect to ownership of the common stock of the Company held by MSD Capital, MSD Investments, MSD Private Capital Investments, L.P. (“MSD Private Capital Investments”), MSD Portfolio L.P. – SLD Personal Income (“SLD Personal Income”), MSD Portfolio L.P. – MSD Personal Income (“MSD Personal Income”), and the Michael & Susan Dell Foundation (the “Foundation”).

MSD Capital is the general partner of each of MSD Private Capital Investments, MSD Investments, SLD Personal Income and MSD Personal Income and may be deemed to beneficially own securities owned by them. MSD Capital Management LLC (“MSD Capital Management”) is the general partner of MSD Capital and may be deemed to beneficially own securities owned by MSD Capital. Michael S. Dell is the controlling member of MSD Capital Management and may be deemed to beneficially own securities owned by MSD Capital Management.

The Reporting Persons have entered into a Joint Filing Agreement, dated November 4, 2024 a copy of which is filed with this Schedule 13G as Exhibit 99.1, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 4 Ownership:

A. MSD Capital, L.P.

(a) Amount beneficially owned: 27,307,732 (1)

(b) Percent of class: 12.7%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 27,307,732 (1)

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 27,307,732 (1)

B. Michael S. Dell

(a) Amount beneficially owned: 29,707,732 (2)

(b) Percent of class: 13.8%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 29,707,732 (2)

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 29,707,732 (2)

C. MSD Portfolio L.P.—Investments

(a) Amount beneficially owned: 17,036,176

(b) Percent of class: 7.9%

(c) Number of shares as to which such person has:

(i) Sole power to vote or direct the vote: -0-

(ii) Shared power to vote or direct the vote: 17,036,176

(iii) Sole power to dispose or direct the disposition: -0-

(iv) Shared power to dispose or direct the disposition: 17,036,176

(1)

Reflects 43,997 shares of Common Stock owned of record by MSD Capital, 7,431,337 shares of Common Stock owned of record by MSD Private Capital Investments, 17,036,176 shares of Common Stock owned of record by MSD Investments, 1,151,386 shares of Common Stock owned of record by SLD Personal Income, and 1,644,836 shares of Common Stock owned of record by MSD Personal Income.

(2)	In addition to the amounts reported in footnote 1, includes 2,400,000 shares of Comon Stock held by the Foundation.

Item 10 Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 4, 2024

MSD Capital, L.P.

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

Michael S. Dell

By:	/s/ Marc R. Lisker
Name: Title:	Marc R. Lisker Attorney-in-Fact

MSD Portfolio L.P. - Investments

By:	MSD Capital, L.P.
Its:	General Partner

By:	MSD Capital Management LLC
Its:	General Partner

By:	/s/ Marc R. Lisker
Name:	Marc R. Lisker
Title:	Manager

EXHIBIT INDEX

Exhibit	Description of Exhibit

24.1	Power of Attorney (incorporated herein by reference to Exhibit 24.1 to the Schedule 13G relating to the common units of Atlas Energy, L.P. filed February 22, 2011 by MSD Capital, MSD Energy Investments, L.P. and Michael S. Dell)

99.1	Joint Filing Agreement dated November 4, 2024